

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

July 23, 2013

<u>Via E-Mail</u>
Mr. Douglas P. Zolla
President
Top to Bottom Pressure Washing, Inc.
6371 Business Boulevard, Suite 200
Sarasota, FL 34240

  Re: Top to Bottom Pressure Washing, Inc.
     Amendment 12 to Registration Statement on Form S-1
     Filed July 23, 2013
     File No. 333-185174

Dear Mr. Zolla:

  We have reviewed the above-captioned filing and have the following comments.

<u>General</u>

1. We continue to note disclosure throughout the registration statement indicating that: (i) the selling security holders may sell in ordinary brokerage transactions or (ii) that proceeds from the sale of stock by the selling security holders will not be placed in escrow. Refer specifically to the disclosure in the sixth paragraph of the Plan of Distribution ("[u]pon effectiveness of this registration statement, the selling security holders named in this prospectus may also sell their shares directly to market makers . . .) and the last sentence of the fourth paragraph of the prospectus cover page. Any disclosure that suggests that the selling security holders may sell in ordinary brokerage transactions or in transactions that are fundamentally inconsistent with the escrow arrangements established for this offering is not permissible. The selling security holders and others participating in this offering must strictly adhere to escrowing provisions of Rule 419. Please revise.

<u>Exhibit 23.1</u>

2. The most recently filed consent refers specifically to amendment 10. Please amend your filing to provide an updated consent.

  You may contact Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay E. Ingram
Legal Branch Chief